Exhibit 99.1

TransAlta Appoints the Honourable Rona Ambrose to its Board of Directors

CALGARY, July 13, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) is pleased to announce that its Board of Directors has appointed the Honourable Rona Ambrose to its Board of Directors effective July 13, 2017.

"On behalf of our Board, it is my pleasure to welcome Rona," said Ambassador Gordon Giffin, Chair of the Board. "We believe that Rona's extensive public policy experience and demonstrated ability to bring people of divergent views together for a common purpose will strengthen our Board. Her experience, along with her Alberta roots, will also help further our strategy of becoming Canada's leading clean power company through good governance, operational excellence, and growth."

The Honourable Rona Ambrose was the former Leader of Canada's Official Opposition in the House of Commons and former leader of the Conservative Party of Canada. She also acted as Minister of the Crown across nine government departments, including serving as Vice Chair of the Treasury Board and Chair of the cabinet committee for public safety, justice and aboriginal issues.

In addition to serving as an independent director, the Honourable Rona Ambrose is a Global Fellow at the Wilson Centre Canada Institute in Washington D.C. focusing on key Canada-U.S. bilateral trade and competitiveness issues.

TransAlta looks forward to the contributions of the Honourable Rona Ambrose to its Board of Directors.

About TransAlta Corporation:
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/13/c2554.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 12:24e 13-JUL-17